Exhibit 4.1

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2019, First Hawaiian Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): our common stock.

DESCRIPTION OF COMMON STOCK

The following description of the Company’s common stock and the relevant provisions of the Company’s amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to the Company’s amended and restated certificate of incorporation and amended and restated bylaws. As used in this Exhibit 4.1, the terms “we”, “us” and “our” refer to the Company and not to any of its consolidated subsidiaries.

General

Under our amended and restated certificate of incorporation, we are authorized to issue a total of 300,000,000 shares of common stock, par value of $0.01 per share. Our common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “FHB”. Holders of common stock do not have any conversion, preemptive, subscription or redemption rights, and no sinking fund will be applicable to our common stock.

Dividends

Holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. The ability of our board of directors to declare and pay dividends on our common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from our subsidiary bank.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a majority of the votes cast. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our certificate of incorporation that adversely affects the rights, preferences or privileges of the common stock in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Authorized but Unissued Capital Stock

The Delaware General Corporation Law (the “DGCL”) does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of NASDAQ, which would apply so long as the common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

CERTAIN PROVISIONS THAT MAY HAVE AN ANTI-TAKOVER EFFECT

Business Combination Statute. As a Delaware corporation, we are subject to Section 203 of the DGCL, unless we expressly elect not to be governed by the statute. Section 203 provides that, subject to certain exceptions specified in the law, we may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time such stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

•

at or subsequent to such time, the business combination is approved by our board of directors and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger or asset or stock sale of us or any of our majority-owned subsidiaries or any of certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement described above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Federal Banking Law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”), requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any “company”, as defined in the BHC Act, other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank

Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder proposal must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Limits on Written Consents. Our certificate of incorporation provides that any action to be taken by the stockholders that the stockholders are required or permitted to take must be effected at a duly called annual or special meeting of stockholders. Our stockholders are not permitted to take action by written consent.

Annual Meetings; Limits on Special Meetings. We have annual meetings of stockholders. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) the Chairperson of our board of directors (the “Board”), (ii) the Chairperson of the Board, (iii) our Chief Executive Officer, or (iv) our President.

Amendments to our Governing Documents. Generally, the amendment of our certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition and actions by written consent) require the approval of at least 50% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 50% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. Under our bylaws, the approval of a majority of our board of directors present at a meeting at which a quorum is present is also required to amend our bylaws to modify the number of directors required therein. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our certificate of incorporation that adversely affects the privileges, preferences or rights of our common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable. Any amendment to our certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.